MANAGEMENT AGREEMENT

Mutual Funds Series Trust

On behalf of the Eventide Funds

Exhibit 1

Amendment Dated: May 7, 2020

Fund	Percentage of Average Daily Net Assets

Eventide Gilead Fund	1.00% on the first $2 billion
0.95% on the next $1 billion in asset
0.90% on the next $1 billion in net assets
0.85% thereafter

Eventide Healthcare & Life Sciences Fund	1.10%
Eventide Multi-Asset Income Fund*	0.60%
Eventide Dividend Opportunities Fund*	0.73%
Eventide Limited-Term Bond Fund*	0.33%
Eventide Exponential Technology Fund*	1.10%
Eventide Core Bond Fund*	0.36%

* For purposes of Section 10 of the Agreement, the execution date of the applicable Exhibit 1 for the Fund shall be deemed to be the date on which the Fund commences or commenced investment operations.

Mutual Fund Series Trust

By: /s/ Jerry Szilagyi

Print Name: Jerry Szilagyi

Title: President

Eventide Asset Management, LLC

By: /s/ Robin John

Print Name: Robin John

Title: Chief Executive Officer

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